SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934 (1)

                    China Shen Zhou Mining & Resources, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)

                                    16942H109
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                                 (CUSIP Number)

                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 19, 2009
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                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)
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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)
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CUSIP NO. 16942H109               SCHEDULE 13D           PAGE 2 OF 8 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            MOUNTVIEW PATH LIMITED
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY
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    4       SOURCE OF FUNDS*

            WC
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
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                         7      SOLE VOTING POWER

                                2,219,229 *
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    None
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     2,219,229 *
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                None
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,219,229 *
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.99%*
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    14      TYPE OF REPORTING PERSON*

            CO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

* See Items 4 and 5 below.


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CUSIP NO. 16942H109               SCHEDULE 13D           PAGE 3 OF 8 PAGES
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Item 1.       Security and Issuer.

       This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the "Shares"), of China Shen Zhou Mining & Resources, Inc. (the "Issuer"), a Nevada corporation, issuable to Mountview Path Limited upon conversion of the 6.75% Senior Convertible Notes due 2012 of the Issuer (the "Notes"). The principal executive offices of the Issuer are located at No. 166 Fushi Road, Zeyang Tower, Suite 305, Shijingshan District, Beijing, China 100043, People's Republic of China.

Item 2.       Identity and Background.

       (a) This statement is filed by Mountview Path Limited (the "Reporting Person"), a company incorporated in the British Virgin Islands with limited liability. The sole officer and stockholder of the Reporting Person is Zhang Ming Yuan (the "Principal").

       Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

       (b) The principal business address of the Reporting Person and the Principal is Suite 604, Building No. 21, Yong Heng Xin Cun, 108 Bei Huan Xi Lu, Gu Lou District, Hu Zhou, Fu Jian Province, People's Republic of China, 350000.

       (c) The principal business of both the Reporting Person and the Principal is making investments.

       (d) Neither the Reporting Person nor the Principal have, during the last five years, been convicted in a criminal proceeding.

       (e) Neither the Reporting Person nor the Principal have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) The Reporting Person is a company incorporated in the British Virgin Islands with limited liability. The Principal is a citizen of the People's Republic of China.

Item 3.       Source and Amount of Funds or Other Consideration.

       The Reporting Person agreed to purchase the Notes in a privately negotiated transaction on August 19, 2009 for an aggregate purchase price of $9,000,000, pursuant to a Trade Confirmation (the "Trade Confirmation"), dated August 19, 2009, between the parties as described below in Item 4. The purchase price of $9,000,000 is payable as described below and the funds that will be used to consummate the transaction are from the working capital of the Reporting Person.


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CUSIP NO.  16942H109              SCHEDULE 13D           PAGE 4 OF 8 PAGES
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Item 4.       Purpose of Transaction.

       The Reporting Person acquired the Notes (and thereby a beneficial interest in the Shares) because it believed that the Notes were undervalued relative to the underlying business of the Issuer, as well as the ability of the Issuer to make payment on the Notes, and therefore represent an attractive investment opportunity. The Notes give the Reporting Person a significant investment in the indebtedness of the Issuer, which could be converted into another form of interest were there to be a restructuring of the Issuer's capital.

       A privately negotiated transaction to purchase the Notes was entered into by the Reporting Person and Best Tone Holdings Limited (the "Seller"), a company incorporated in the British Virgin Islands and the direct subsidiary of China Mining Resources Group Limited ("Seller Parent"), a company organized in Bermuda with limited liability, on August 19, 2009 for an aggregate purchase price of $9,000,000, pursuant to the Trade Confirmation. The purchase price is payable in two installments, the first for $2,000,000 in cash, payable within five business days immediately following the signing of the Trade Confirmation and the second for $7,000,000 in cash, payable within two calendar months of the completion date, which is seven business days following execution of the Trade Confirmation, or August 28, 2009 (the "Completion Date"). An Assignment and Assumption Agreement was entered into by and between the Reporting Person and Seller in connection with the sale to assign and transfer all rights and interests of the Seller under the transaction documents previously assigned to Seller by Citadel Equity Fund, Ltd. ("Citadel") in connection with Seller's purchase of the Notes from Citadel in April 2009. The transaction was consummated on August 28, 2009.

       Pursuant to the terms of the Trade Confirmation, the Reporting Person was granted an irrevocable one-time put option, under which it has the power to request that Seller purchase all but not part of the Notes for a price of $8,700,000 in cash, which is exercisable once at anytime within the four months following the Completion Date.

       The foregoing description is a summary only and is qualified by reference to the Trade Confirmation and the Assignment and Assumption Agreement, which are attached as Exhibit 99.1 hereto.

       At the time that the Indenture, by and between China Shen Zhou Mining & Resources Inc., as issuer, and The Bank of New York, as trustee (the "Indenture") was entered into and the Notes were issued, Ms. Yu Xiao Jing and Mr. Xu Xue Ming (collectively, the "Pledgors") entered into a pledge agreement with The Bank of New York, as collateral agent (the "Pledge Agreement") pursuant to which they pledged, respectively 14,917,000 and 1,870,000 Shares of the Issuer (the "Pledged Shares"). The pledge of the Shares under the Pledge Agreement was as security for the obligations of the Issuer and the Pledgors under the Notes and the Indenture. The Indenture includes various affirmative and negative covenants, including a requirement that the Issuer achieve certain EBITDA targets by certain dates; if the Issuer fails to meet those EBITDA targets for two quarters, it constitutes a default under the Indenture.

       On August 14, 2008, the Issuer filed a Form 10-Q with the Securities and Exchange Commission that included reporting of EBITDA for the quarter ended June 30, 2008 that constituted the second quarterly failure to achieve the EBITDA targets mandated by the Indenture. As a secured creditor with respect to the Pledged Shares, the Reporting Person may be deemed to beneficially own the Shares pledged under the Pledge Agreement if the Issuer and/or the Pledgors are in default. The Issuer and the Pledgors are currently in default under the


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CUSIP NO. 16942H109               SCHEDULE 13D           PAGE 5 OF 8 PAGES
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Notes and the Indenture as described above. Therefore, as a result of the default and the acquisition of the Notes, the Reporting Person may also be deemed to be the beneficial owner of the Pledged Shares. The Reporting Person does not have the power to immediately acquire such Pledged Shares under the terms of the Pledge Agreement, and thereby disclaims beneficial ownership of such Pledged Shares.

       In accordance with the Indenture, on May 14, 2009, the Bank of New York Mellon, as the trustee under the Indenture (the "Trustee") delivered a notice of default to the Issuer due to its failure to achieve the EBITDA targets required by the Indenture for the four fiscal quarters of 2008. The failure was not remedied within 14 days of the notice of default and thus constituted an "Event of Default" under the Indenture. As a result, Seller and Seller Parent, who owned the Notes at the time, requested that the Trustee send to the Issuer a notice of acceleration (the "Acceleration Notice"), dated June 9, 2009, pursuant to and in accordance with the Indenture. Pursuant to the Acceleration Notice, the Trustee notified the Issuer that the principal of all outstanding Notes, together with any accrued and unpaid interest, was immediately due and payable. While Seller and Seller Parent had the option to enforce their rights against the collateral underlying the Notes at that time, they did not proceed in doing so.

       The foregoing description is a summary only and is qualified by reference to the Notes Purchase Agreement, the Indenture, the Pledge Agreement and the Trade Confirmation, copies of which are filed as Exhibits 99.1 through 99.6 to this Schedule 13D and are incorporated herein by reference.

       Except as set forth herein, the Reporting Person does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Issuer's securities, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, selling all or some of the Notes, purchasing additional securities of the Issuer and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to its investment in the Issuer, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Company.

       (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 22,214,514 Shares outstanding, which is the total number of Shares outstanding as of August 21, 2009, as reported in the Issuer's Definitive Proxy Statement filed on August 26, 2009 and the Shares issuable upon the conversion of the Notes, subject to the limitation on conversion noted below.

       As of the close of business on August 28, 2009, the Reporting Person may be deemed to beneficially own 2,219,229 Shares constituting approximately 9.99% of the Shares outstanding. (1) (2)

       (b) The Reporting Person has sole voting and dispositive powers over the 2,219,229 Shares, which powers are exercised by the Principal.


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CUSIP NO. 16942H109               SCHEDULE 13D           PAGE 6 OF 8 PAGES
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       (c) During the last sixty days, the Reporting Person did not engage in any transactions in the Shares other than the purchase of the Notes as described in Item 4 above.

       (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

       (e) Not applicable.

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(1) The number and percentage of beneficially owned shares reported here does not include the Pledged Shares. If the Reporting Person is deemed to beneficially own the Pledged Shares, it would have beneficial ownership of 16,787,000 Shares, equal to 75.6 percent of the Shares outstanding (the total number of Pledged Shares as a percent of the Shares outstanding, excluding the number of Shares issuable upon conversion of the Notes) and none of the Notes would be presently convertible. See also Item 4 above. The Reporting Person does not have the power to immediately acquire such Pledged Shares under the terms of the Pledge Agreement, and thereby disclaims beneficial ownership of such Pledged Shares.

(2) The Reporting Person beneficially owns $28,000,000 in principal face amount of the Notes. The Notes would be convertible into 12,444,444 Common Shares (the "Note Shares") but for the limitation set forth in the remainder of this paragraph. The number of shares reported as beneficially owned by the Reporting Person, however, is equal to 2,219,229, or 9.99% of the issued and outstanding Shares, because pursuant to the Indenture, in no event is the Reporting Person entitled to convert any portion of the Notes for any number of Note Shares that, upon giving effect to such conversion, would cause the aggregate number of Shares owned by the Reporting Person and its affiliates to exceed 9.99% of the outstanding Shares immediately after giving effect to such conversion.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

       On August 19, 2009, the Reporting Person and Seller entered into the Trade Confirmation and Assignment and Assumption Agreement as described above herein at Item 4 and attached hereto as Exhibit 99.1.

       Certain other agreements which impact the Notes, as identified in Item 4 above, are attached hereto as Exhibits 99.2 through 99.6. The Reporting Person is not a direct party to such agreements.

       Except as otherwise set forth in this Item 6, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.       Material to be Filed as Exhibits.

       Exhibit 99.1: Trade Confirmation and Assignment and Assumption Agreement, dated August 19, 2009.


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CUSIP NO. 16942H109               SCHEDULE 13D           PAGE 7 OF 8 PAGES
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       Exhibit 99.2: Notes Purchase Agreement, by and between China Shen Zhou
Mining & Resources, Inc. and Citadel Equity Fund Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on December 29, 2006).

       Exhibit 99.3: Indenture, by and between China Shen Zhou Mining & Resources, Inc., as issuer, and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on December 29, 2006).

       Exhibit 99.4: Pledge Agreement, by and between Ms. Yu Xiao Jing and Mr. Xu Xue Ming, as pledgors, and The Bank of New York, as Collateral Agent.

       Exhibit 99.5: First Supplemental Indenture, by and between China Shen Zhou Mining & Resources, Inc., as issuer, and The Bank of New York, as trustee.

       Exhibit 99.6: Second Supplemental Indenture, by and between China Shen Zhou Mining & Resources, Inc., as issuer, and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on October 4, 2007).






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CUSIP NO. 16942H109               SCHEDULE 13D           PAGE 8 OF 8 PAGES
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                                  SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 31, 2009



                                            MOUNTVIEW PATH LIMITED



                                            BY: /s/ Zhang Ming Yuan
                                                --------------------
                                            Name:  Zhang Ming Yuan
                                            Title: Stockholder